THE UNITS AVAILABLE IN THIS SUBSCRIPTION AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE UNITS DESCRIBED HEREIN. THE PURCHASE OF THE UNITS INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

FULL PLATE MANAGEMENT, LLC

SUBSCRIPTION AGREEMENT

This Subscription Agreement (this "**Agreement**") is made as of [EFFECTIVE DATE] (the "**Effective Date**"), by and between Full Plate Management, LLC, a Colorado limited liability company (the "**Company**") and [INVESTOR NAME] (the "**Investor**").

1. Authorization and Sale of Units and Closing Procedures.

1.1. Issuance and Sale of Units. Subject to the terms and conditions hereof, the Company will issue to the Investor, and the Investor will acquire from the Company, [SHARES] Class B Units of the Company (the "**Units**"), which is more fully described in the Operating Agreement of the Company effective as of [EFFECTIVE DATE], as may be further amended from time to time (the "**Operating Agreement**").

1.1.1. *Purchase Price*. In exchange for the Units, the Investor shall pay a total of $ $[AMOUNT] to the Company (the "**Purchase Price**")

1.1.2. *Closing of the Issuance*. The issuance of the Units shall be effective upon the execution of this Agreement by both the Investor and the Company, the execution of the Operating Agreement by the Investor, and the receipt by the Company of the Purchase Price.

2. Investor's Representations and Warranties.

The Investor hereby represents and warrants to the Company with respect to the purchase, sale and issuance of the Units:

2.1. Purchase for Own Account. The Investor is acquiring the Units solely for the Investor's own account and beneficial interest for investment and not for sale or with a view to distribution of the Units or any part thereof, has no present intention of selling, granting participation in or otherwise distributing the Units, and does not presently have reason to anticipate a change in such intention.

2.2. Information. The Investor has received all the information the Investor has requested from the Company and considers necessary or appropriate for deciding whether to purchase the Units. The Investor represents that the Investor has had an opportunity to ask questions of and receive answers from the Company regarding the terms and conditions of the offering of the Units and the Company's business, management and financial affairs, and to obtain any additional information necessary to verify the accuracy of the information given the Investor. The Investor understands that nothing in this Agreement or in any other documents or information

provided by the Company to the Investor in connection with this subscription has been submitted to or reviewed or approved by any state or federal agency, commission or authority.

2.3. <u>No General Solicitation</u>. The Units have not been offered by means of any general solicitation or general advertising by the Company or any person acting on its behalf, including any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television or radio, or any seminar or meeting whose attendees have been invited by any general solicitation or general advertising.

2.4. <u>Operating Agreement</u>. The Investor has read and understands the Operating Agreement and the limitations on transfer of the Units and other restrictions in the Operating` Agreement.

2.5. <u>Investment Experience</u>. The Investor is experienced in evaluating companies such as the Company, has determined that the Units are a suitable investment for the Investor, and the Investor has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the Investor's investment in the Company.

2.6. <u>High-Risk Undertaking</u>. The Investor understands that the Company is a high-risk undertaking and that there is no guarantee that the Investor will receive back any portion of the Investor's investment in the Units or any return on such investment. In particular, the Investor understands the risks inherent in the Company's business.

2.7. <u>Dilution</u>. The Investor understands that the Company is not agreeing to maintain the percentage ownership provided by the Investor's purchase of the Units, and any future issuance of Units or other equity interest in the Company will reduce the Investor's percentage ownership in the Company accordingly.

2.8. <u>Ability To Bear Economic Risk</u>. The Investor is able, without impairing the Investor's financial condition, to hold the Units for an indefinite period of time and to suffer a complete loss on the Investor's investment.

2.9. <u>Restricted Securities and Limitation on Disposition</u>. The Investor understands that:

(a) The Units being purchased hereunder are characterized as "Restricted Securities" under the federal securities laws inasmuch as it is being acquired from the Company in a transaction not involving a public offering, and that under such laws and applicable regulations the Units may be resold without registration under the Securities Act of 1933, as amended (the "**Securities Act**") only in certain limited sets of circumstances. The Investor acknowledges that, because they have not been registered under the Securities Act, the Units must be held indefinitely unless subsequently registered under the Securities Act or an exemption from such registration is available.

(b) The Company has not agreed to register and does not contemplate in the future registering the Units as securities, nor has the Company agreed to comply with any exemption from registration under the Securities Act or any state securities laws for the resale of the Units as securities, and is not obligated to do so, and the Units are subject to further restrictions on transfer as set forth in the Operating Agreement, including the obligation to notify the Company in advance, provide the Company and other members with a right of first refusal, and that the transferee may be obligated to furnish an opinion of counsel to the Company that a transfer of the Units do not require registration under the Securities Act.

2.10. <u>Authorization</u>. This Agreement and the other documents executed in connection herewith, when executed and delivered by the Investor will constitute a valid and legally binding obligation of the Investor enforceable in accordance with their terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other laws of general application relating to or affecting enforcement of creditors' rights.

2.11. <u>Reliance on Own Advisors</u>. The Investor, in making the Investor's decision to invest in the Company, has relied, as to legal, tax and all other matters, on independent investigations made by the Investor and the Investor's advisors, if any, and that the Investor has investigated the Investor's investment in the Company to the full extent the Investor has deemed advisable.

3. **Miscellaneous.**

3.1. <u>Governing Law</u>. This Agreement shall be governed by, and construed under, the laws of the State of Colorado, without regard to principles of conflict of laws.

3.2. <u>Dispute Resolution</u>. If any dispute arises among the Members, they shall negotiate in good faith to resolve the dispute. Any dispute which the parties cannot resolve by negotiation shall, except as otherwise set forth herein, be submitted to mediation before a mediator agreed upon by the parties, or, if the parties cannot agree upon a mediator, a mediator shall be selected by the Judicial Arbiter Group in Denver, Colorado, or, if that company no longer exists, a mediator shall be selected by the American Arbitration Association. If a dispute is not resolved within thirty days of the holding of a mediation session, the dispute shall be submitted to binding arbitration in Denver, Colorado before an arbitrator agreed upon by the parties, or, if the parties cannot agree upon an arbitrator, then an arbitrator from the Judicial Arbiter Group, or, if that company no longer exists, the American Arbitration Association in accordance with its Commercial Arbitration Rules. Notwithstanding the foregoing, (i) disputes within its jurisdictional limit ($15,000 or less as of the Effective Date), and (ii) any action for injunctive relief shall be resolved in the small claims, county, or other applicable courts of Denver, Colorado, and no prior mediation or arbitration shall be required. Judgment upon the award rendered by said arbitration may be entered in any court having jurisdiction thereof. In any dispute that arises under this Agreement, the prevailing party shall be entitled to recover reasonable attorney's fees and costs, including court costs and arbitration fees, from the losing party.

3.3. <u>Survival</u>. The representations, warranties, covenants and agreements made by the parties herein shall survive any investigation made by the Investor or the Company and shall survive the closing of the transactions contemplated hereby.

3.4. <u>Indemnification by the Investor</u>. The Investor agrees to indemnify and hold the Company harmless from and against any and all Claims which the Company shall suffer or incur, whether liquidated or unliquidated, accrued or contingent, connected with or arising out of any untruth or error in or breach or default of any representation, warranty or covenant of the Investor contained in this Agreement, or any other statement, certificate or memorandum furnished or to be furnished to the Company pursuant hereto or in connection with the transactions contemplated hereby by the Investor (or on the Investor's behalf). Indemnification by the Investor shall not exceed the amount invested except in the case of fraud or intentional misrepresentation by the Investor.

3.5. <u>Confidentiality of Information</u>. The Investor agrees that the Investor will keep confidential and will not disclose or divulge any information, including confidential, proprietary or secret information which the Investor may obtain from the Company pursuant to financial statements, reports and other materials submitted by the Company to the Investor pursuant to this Agreement, or pursuant to visitation or inspection rights granted hereunder, or during the due diligence process preceding this Agreement, and including the information contained in this Agreement and other documents provided in connection herewith, unless such information is known, or until such information becomes known, to the public through no fault of the Investor, or unless the Company gives its written consent to the Investor's release of such information or such release is otherwise required by law.

3.6. <u>Successors and Assigns</u>. Except as otherwise provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the respective successors, assigns, heirs, executors and administrators of the parties hereto.

3.7. <u>Interpretation</u>. For purposes of this Agreement, (i) the words "include," "includes" and "including" are deemed to be followed by the words "without limitation;" (ii) the word "or" is not exclusive; and (c) the words "herein," "hereof," "hereby," "hereto" and "hereunder" refer to this Agreement as a whole. Unless the context otherwise requires, references herein: (a) to sections, schedules and exhibits mean the sections of, and schedules and exhibits attached to, this Agreement; (b) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof; and (c) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The schedules and exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein. All references to "$" or "dollars" mean the lawful currency of the United States of America. Whenever the masculine is used in this Agreement, the same shall include the feminine and whenever the feminine is used herein, the same shall include the masculine, where appropriate. Whenever the singular is used in this Agreement, the same shall include the plural, and whenever the plural is used herein, the same shall include the singular, where appropriate. The section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

3.8. <u>Entire Agreement</u>. This Agreement and the other documents delivered pursuant hereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof.

3.9. <u>Amendments and Waivers</u>. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each party hereto. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any rights, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

3.10. Notices. All notices required or permitted hereunder will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on their Wefunder account, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on their Wefunder account, as subsequently modified by written notice.

3.11. Counterparts. This agreement may be executed in any number of counterparts, which may be transmitted by electronic means (including .pdf by email and DocuSign), each of which shall be enforceable against the parties actually executing such counterparts, and all of which together shall constitute one instrument.

[*Signature page follows.*]

IN WITNESS WHEREOF, the parties have executed this agreement as of __[EFFECTIVE DATE]_____ .

Number of Shares: __[SHARES]_____

Aggregate Purchase Price: __$[AMOUNT]_____

COMPANY:

Full Plate Management, LLC
_____

Founder Signature
_____

Name: __[FOUNDER_NAME]_____

Title: __[FOUNDER_TITLE]_____

Read and Approved (For IRA Use Only):

SUBSCRIBER:

_____

Investor Signature

By: _____   By: _____

Name: __[INVESTOR NAME]_____

Title: __[INVESTOR TITLE]_____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited